UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          ------------------------

                                SCHEDULE 13D
                              (Amendment No. 1)

                                    Under

                     THE SECURITIES EXCHANGE ACT OF 1934

                          ------------------------

                         GEORGIA BONDED FIBERS, INC.
                              (Name of Issuer)

                        COMMON STOCK, $.10 PAR VALUE
                       (Title of Class of Securities)

                                  373136209
                               (CUSIP Number)

                          ------------------------

                  James C. Kostelni, Chairman and President
                         Georgia Bonded Fibers, Inc.
                              One Bontex Drive
                         Buena Vista, VA  24416-0751
                               (703) 261-2181

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                          ------------------------

                              October 14, 1996
                       (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                             CUSIP No. 373136209
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(1)   Name of Reporting Person.
      S.S. or I.R.S. Identification Nos.
      of Above Person

      Dolores Kostelni                         SS# ###-##-####
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(2)   Check the Appropriate Box if a Member          (a) [ ]
      of a Group (See Instructions)                  (b) [X]
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(3)   SEC Use Only
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(4)   Source of Funds (See Instructions)

      PF
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(5)   Check if Disclosure of Legal Proceedings       [ ]
      is Required Pursuant to Items 2(d) or 2(e)
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(6)   Citizenship or Place of Organization

      United States
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Number of Shares           (7)    Sole Voting
      Beneficially Owned            Power            19,700 shares
      by Each Reporting    -------------------------------------------------
      Person With
                           (8)    Shared Voting
                                    Power            675,507 shares
                           -------------------------------------------------

                           (9)    Sole Dispositive
                                  Power              19,700 shares
                           -------------------------------------------------

                           (10)   Shared Dispositive
                                    Power            675,507 shares
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(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                       695,207 shares
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(12)  Check if the Aggregate Amount in Row           [ ]
      (11) Excludes Certain Shares (See
      Instructions)
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(13)  Percent of Class Represented by Amount
      in Row (11)
                                                     44.2%
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(14)  Type of Reporting Person (See
      Instructions)
                                                     IN
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ITEM 1.     Security and Issuer

      The class of securities to which this statement relates is Common Stock, $.10 par value, of Georgia Bonded Fibers, Inc. ("BONTEX"), a New Jersey corporation. The address of BONTEX's principal executive offices is 15 Nuttman Street, Newark, New Jersey 07013-3508.


ITEM 2.     Identity and Background

      This statement is being filed by Dolores Kostelni. Mrs. Kostelni's occupation is as a cook book author and food writer, and her residence address is Rt. 4, Box 251, Turtle Brooke Lane, Lexington, Virginia 24450. Mrs. Kostelni is a citizen of the United States.

      Mrs. Kostelni has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Mrs. Kostelni has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mrs. Kostelni being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     Source and Amount of Funds or Other Consideration

      This amendment is being filed to report Mrs. Kostelni's purchase of 11,200 shares of BONTEX common stock. Such purchase was made with personal funds in the amount of $39,200 ($3.50 per share). No part of the funds used to purchase the securities was obtained by loan. Mrs. Kostelni previously reported her acquisition of beneficial ownership of 675,507 shares of BONTEX common stock, as a result of her appointment and qualification as an executor of the estate of Marie G. Surmonte (the "Estate").


ITEM 4.     Purpose of Transaction

      The purchase of the 11,200 shares was made for investment purposes. Mrs. Kostelni is the daughter of the founder of BONTEX and the spouse of BONTEX's President and Chief Executive Officer.


ITEM 5.     Interest in Securities of the Issuer

      (a) Mrs. Kostelni is the beneficial owner of 695,207 shares of BONTEX common stock, which represent approximately 44.2% of BONTEX's issued and outstanding common stock. As previously reported, Mrs. Kostelni beneficially owns 675,507 shares of BONTEX common stock as an executor of the Estate. Patricia M. Tischio, an individual, 6 Stonecrop Road, Norwalk, Connecticut 06851, and First Union National Bank, a national banking association organized under the laws of the United States, 303 Broad Street, Red Bank, New Jersey 07701, also are executors of the Estate and have a beneficial ownership interest in those 675,507 shares.

      (b) Mrs. Kostelni has sole voting power and sole dispositive power with respect to 19,700 shares of the BONTEX common stock of which she is the beneficial owner. Mrs. Kostelni, Mrs. Tischio and First Union National Bank have shared voting power and shared dispositive power with respect to the 675,507 shares of BONTEX common stock which they hold as executors of the Estate.

      (c) Mrs. Kostelni has not had any transactions in BONTEX common stock during the past sixty days, except as described above.

      (d) Not applicable.

      (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      None.


ITEM 7.     Material to Be Filed as Exhibits

      None.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               October 21, 1996
                                    --------------------------------------
                                                  (Date)


                                            s/Dolores Kostelni
                                    -------------------------------------
                                             Dolores Kostelni